



SECURI[illegible] SION

12062676



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66153 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 09/01/2011 (MM/DD/YY) AND ENDING 08/31/2012 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACB Business Services LLC

~~ABA Business Services, LLC~~

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 Connecticut Ave., N.W.
(No. and Street)

Washington (City) DC (State) 20036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Helen Sullivan (202) 663-5167
(Area Code - Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name - *if individual, state last, first, middle name*)

8000 Towers Crescent Dr., Suite 500 (Address) Vienna (City) Virginia (State) 22182-6205 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

aw 11/9/12

## OATH OR AFFIRMATION

I, Helen Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ABA Business Services, LLC**, as of **August 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

District of Columbia, SS
Subscribed and Sworn to before me
this 22nd day of October 2012

Notary Public
My commission expires 7/14/2014

Nicole H. Twum-Baah
Notary Public, District of Columbia
My Commission Expires 7/14/2014

Notary Public

Signature

**Managing Director**
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Contents**



**Independent Auditor's Report**

To the Member of
ABA Business Services, LLC
Washington, D.C.

We have audited the accompanying statement of financial condition of ABA Business Services, LLC (the Company) as of August 31, 2012, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ABA Business Services, LLC as of August 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

McGladrey LLP

Vienna, Virginia
October 23, 2012

**ABA Business Services, LLC**

**Statement Of Financial Condition**
**August 31, 2012**

| **Assets** | | |
|---|---|---|
| Cash | $ | 93,790 |
| Deferred costs | | 2,300 |
| **Total assets** | $ | 96,090 |
| **Liabilities And Member's Equity** | | |
| Liabilities | | |
| Accounts payable | $ | 4,000 |
| Due to related party | | 259 |
| **Total liabilities** | | 4,259 |
| Member's Equity | | 91,831 |
| **Total liabilities and member's equity** | $ | 96,090 |

See Notes To Financial Statements.

**ABA Business Services, LLC**

**Statement Of Operations**
**Year Ended August 31, 2012**

| | | |
|---|---|---|
| Expenses: | | |
| Professional fees | $ | 14,000 |
| Other corporate expenses | | 8,161 |
| **Total expenses** | | 22,161 |
| **Net loss** | $ | (22,161) |

See Notes To Financial Statements.

**ABA Business Services, LLC**

**Statement Of Changes In Member's Equity**
**Year Ended August 31, 2012**

| | | |
|---|---|---|
| Balance, September 1, 2011 | $ | 73,992 |
| Contributed capital | | 40,000 |
| Net loss | | (22,161) |
| Balance, August 31, 2012 | $ | 91,831 |

See Notes To Financial Statements.

**ABA Business Services, LLC**

**Statement Of Cash Flows**
**Year Ended August 31, 2012**

| | |
|---|---|
| Cash Flows From Operating Activities | |
| Net loss | $ (22,161) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Changes in assets and liabilities: | |
| Deferred costs | (1,150) |
| **Net cash used in operating activities** | (23,311) |
| Cash Flows From Financing Activities | |
| Contributed capital | 40,000 |
| **Net cash provided by financing activities** | 40,000 |
| **Net increase in cash** | 16,689 |
| Cash: | |
| Beginning | 77,101 |
| Ending | $ 93,790 |

See Notes To Financial Statements.

**ABA Business Services, LLC**

**Notes To Financial Statements**

## Note 1. Nature Of Business And Significant Accounting Policies

Nature of business: ABA Business Services, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a single-member limited liability company owned entirely by ABA Business Solutions, Inc. (Business Solutions), which is wholly owned by the American Bankers Association (ABA).

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Therefore, the Company does not have customer accounts, and thus does not carry margin accounts or receive customer funds or securities, which it would have to transmit promptly in connection with its activities as a broker or dealer. The Company does not otherwise hold funds or securities for or owe money to customers, nor does it have financial transactions between the broker or dealer and customers through which bank accounts have been designated as Special Accounts for the Exclusive Benefit of Customers of the Company.

A summary of the Company's significant accounting policies follows:

The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the *FASB Accounting Standards Codification*™, sometimes referred to as the Codification or ASC.

Basis of presentation: The financial statements include only the accounts of the Company.

Basis of accounting: The Company prepares its financial statements on the accrual basis of accounting. Under the accrual basis of accounting, revenues are recognized when they are earned and expenses are recognized when the underlying obligations have been incurred.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: The Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company would recognize any interest and penalties on income taxes as a component of income tax expense in the statement of operations.

## Note 2. Income Tax Status

As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Thus, the Company's financial activity is reported in conjunction with the federal and state income tax filings of Business Solutions.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

**Note 2. Income Tax Status (Continued)**

Business Solutions files income tax returns in U.S. federal jurisdiction and in the District of Columbia. Generally, Business Solutions is no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for tax years prior to 2009.

**Note 3. Net Capital Requirement**

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At August 31, 2012, the Company had net capital of $89,531, which was $39,351 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.

**Note 4. Related Party Transactions**

ABA provides the Company certain operational and administrative services under the terms of an Expense Sharing Agreement in return for a fee. The fee is based on an allocation according to ABA's centralized budget process applicable to all affiliated and subsidiary entities associated with ABA and the staff time spent in support of the Company. The fee paid to ABA for the year ended August 31, 2012, totaled $3,107, of which $259 was payable as of August 31, 2012.

The Company also reimburses ABA for various vendor invoices billed to the Company but initially paid by ABA. As of August 31, 2012, no amounts were payable to ABA for unpaid expense reimbursements.

**ABA Business Services, LLC** **Schedule I**

**Computation Of Net Capital Under SEC Rule 15c3-1**
**August 31, 2012**

| **Net Capital** | | |
|---|---|---|
| Member's equity | $ | 91,831 |
| Nonallowable assets – deferred costs | | 2,300 |
| **Net capital** | $ | 89,531 |
| **Aggregate Indebtedness** | | |
| Accounts payable | $ | 4,000 |
| Due to related party | | 259 |
| **Total aggregate indebtedness** | $ | 4,259 |
| **Computation Of Basic Net Capital Requirements** | | |
| Minimum net capital requirement<br>(the greater of $50,000 or 6 2/3% of aggregate indebtedness) | $ | 50,000 |
| Excess net capital | $ | 39,531 |
| Ratio of aggregate indebtedness to net capital | | 0.05 to 1 |

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of August 31, 2012.



## Independent Auditor's Report On Internal Control

To the Member of
ABA Business Services, LLC
Washington, D.C.

In planning and performing our audit of the financial statements of ABA Business Services, LLC (the Company), as of and for the year ended August 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at August 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP

Vienna, Virginia
October 23, 2012